UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 3, 2024, GH Research PLC (the “Company”) reported its second quarter 2024 financial results and provided business updates.

The fact that this press release is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release is being provided as of September 3, 2024, and the Company does not undertake any obligation to update the press release in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.3 hereto), including Exhibit 99.1 and Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-270422) and the registration statement on Form F-3 (Registration No. 333-270418) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated September 3, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: September 3, 2024

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance